

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

Via E-mail
Tian Jia
China Inc.
12520 A1 Westheimer #138
Houston, Texas 77077

> **Re:** **China Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 16, 2011**
> **File No. 333-169406**

Dear Ms. Jia:

Our preliminary review of your amended registration statement indicates that it continues to fail in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you must revise your financial statements to comply with the requirements of Article 8 of Regulation S-X and provide a currently dated and signed consent from your auditors. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Connie P. Trieu
                    Trieu Law, LLC